December 12, 2007

Mr. Joseph A. Foti
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549-0402

RE:	Aces Wired, Inc.
Registration Statement on Form SB-2/A#5
Filed: December 12, 2007
File NO. 333-138527

Dear Mr. Foti:

Thank you for the comments you provided to us in your letter, dated November 28, 2007. We have repeated each of the comments below and have included specific responses following each one. Unless indicated otherwise, all references in this letter are to the applicable sections of Amendment No. 5 to the Form SB-2 we filed with the Commission on December 12, 2007 (Amendment No. 5), and the quarterly consolidated financial statements of Aces Wired, Inc. that are included in Amendment No. 5.

Form SB-2 Registration Statement

Management Discussion and Analysis or Plan of Operations

Critical Accounting Policies, page 22

Comment:

1.
We note your expanded disclosures. However, we reissue our prior comment. To the extent your assumptions used in your impairment analysis about planned new centers, future growth, and sales volumes differ significantly from your past performance (e.g. double digit growth, significant profits and immediate profits for new centers), we believe that you should disclose the key assumptions used and discuss how they were determined, how reliable they are, and the effect on your financial statements if actual results vary from your assumptions (i.e., a sensitivity analysis discussing the extent of impairments should you not be able to open new centers or meet growth projections). Please also discuss how accurate and reliable your past assumptions have proven to be. Additionally, future filings should compare your projections to actual results. For example, your disclosure should compare the projected number of machines, revenue per machine day as well as total cash outflows and inflows to your actual performance.

Response:

Pages 33 through 37 in Amendment No. 5 include a revised critical accounting policy disclosure, which  is intended to address your comment.

Liquidity and Capital Structure

Comment:

2.
Based on your response to our prior comment 6, it appears that you do not believe an accrual for lease costs is required. However, in light of the recent developments related to the closure of your San Antonio facility (Note15-Litigation, page F-13), as well as the fact that the FASB considered and rejected the commitment date approach, which is based on the intended actions of an entity, in favor of the cease-use date approach (See paragraph B47 of SFAS 146 for guidance), we reissue our prior comment. We note that the right granted by your leases is to occupy and use the leased space. Although your rights continue, SFAS 146 requires recognition of a liability for lease costs when you cease using those rights (i.e., when you cease occupying and using the space to generate an economic benefit). Therefore, we believe you should rigorously reassess your accounting under paragraphs 14 to 16 of SFAS 146 and restate your financial statements to recognize a liability for costs that will continue to be incurred under leases, along with any termination costs, for closed Amusement with Prize (“AWP”) gaming centers without economic benefit to you. Additionally, please revise the footnotes to your financial statements to provide the disclosures required by paragraph 20 of SFAS 146 and to disclose the significant assumptions used in measuring the liability.

Mr. Joseph A. Foti
December 12, 2007

Response:

As of April 29, 2007, our Killeen and Corpus Christi amusement centers were temporarily closed pending the outcome of litigation respecting our rights to operate our AWP business in the two counties where these centers are located. The lease for the Killeen center is a month-to-month agreement that we can terminate at anytime and for any reason. The agreement for the Corpus Christi center allows us to terminate that lease for any reason upon the payment of a termination fee equal to three months’ rent. Rents under both of these lease agreements are based in part on the net revenue generated at those centers, with a minimum rent of $10,000 per month and $9,000 per month[1], respectively, for the Killeen and Corpus Christi centers. We accrued the minimum monthly rents under each of these leases beginning in March 2007 through June 2007, when we reopened the Corpus Christi center, and July 2007, when the landlord of the Killeen facility waived our obligation to pay rent while that center remains closed.

In April 2007, we exercised our option to terminate early due to regulatory reasons a lease agreement for a facility in San Antonio where we had intended to open a new amusement center. Concurrent with exercising this option, we paid and expensed a termination fee equal to three months’ rentals, as was provided for in that lease. Our early termination of the lease is disclosed at Notes 11 and 15 to our unaudited quarterly consolidated financial statements and in the overview and liquidity and capital resources sections of the MD&A in Amendment No. 5.

General

Comment:

3.
We note that you include prospective centers in your impairment analyses. However, due to the high degree of uncertainty with respect to your ability to successfully open and operate these prospective centers, there appears to be a low level of reliability of such estimates and judgments. In this regard, it does not appear appropriate for you to include the cash flows from planned centers in your impairment analyses. Specifically, there are significant uncertainties regarding your ability to find and lease space at suitable terms, to employ the projected number of machines at projected capacities, to obtain legal approval from respective counties, as well as your ability to maintain sustainable operations, as evidenced by the closure of several of your recently opened centers.

______________________
1 The lease for the Corpus Christi center was revised in October 2007 such that the minimum rental is now $12,500 per month. Our early termination rights were not affected.

Mr. Joseph A. Foti
December 12, 2007

Response:

We opened our first amusement center in Ft. Worth in December 2005, and to date, local authorities and the community in general have been receptive to our AWP operations.

On December 5, 2007, we opened our first amusement center in San Antonio with 75 machines. We also have leases in place for two new centers in Ft. Worth, one of which is expected to open later this month with 50 machines. The other new center in Ft. Worth is expected to open before the end of our first fiscal quarter of 2008 (February 3, 2008) where we will initially deploy another 50 machines. We are also negotiating a lease for a fourth facility in Ft. Worth, which we also expect to open with 50 machines by the end of the first fiscal quarter of 2008.

While it is true that there remains uncertainty associated with our ability to successfully open and operate the remaining prospective centers, given the above developments and the current legal situation in the respective jurisdictions, at the current time management believes it is reasonable to include the remaining prospective centers in its impairment analysis.

Comment:

4.
While paragraph 5 of SFAS 144 states that goodwill is excluded from the measurement and impairment criteria of the standard, paragraph 12 states goodwill shall be included if the asset group is or includes a reporting unit. Therefore, it appears goodwill should be included in your AWP reporting unit when testing for impairment.

Response:

We have included goodwill in our SFAS 144 impairment test, which addition did not change our conclusion regarding the recoverability of the carrying value of our AWP reporting unit. We also revised Note 2 to the unaudited quarterly consolidated financial statements to reflect the inclusion of goodwill in the SFAS 144 test.

Comment:

5.	An updated consent should be included in any amendment to the filing.

Response:

An updated consent is included as Exhibit 23.1 in Amendment No. 5.

Mr. Joseph A. Foti
December 12, 2007

If you have any questions and/or comments regarding our responses, please telephone me at 214-261-1966.

Sincerely,

Christopher C. Domijan,
Chief Financial Officer

C:	Mr. Juan Migone
United States Securities and Exchange Commission

William T. Heller IV, Esq. (via facsimile (832) 397 8071)
Thompson and Knight LLP
333 Clay Street, Suite 3300
Houston, Texas 77002